

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Suying Liu, Ph.D.
Chief Executive Officer
Mountain Crest Acquisition Corp II
311 West 43rd Street
12th Floor
New York, NY 10036

   Re: Mountain Crest Acquisition Corp II
    Amendment No. 2 to Registration Statement on Form S-4
    Filed August 12, 2021
    File No. 333-255493

Dear Dr. Liu:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed August 12, 2021

Better Therapeutics, Inc. , page 17

1. We note your revised disclosure on page 171 in response to prior comment 2 and reissue in part. Please revise your disclosure to specify the number of interviewees who "responded favorably" to the target product profile at each of the pricing ranges, or advise. With reference to your disclosure at the bottom of page 184, please revise the disclosure on page 17 to highlight your current plan to set pricing for BT-001 at a moderate discount to branded, oral glycemic control medications.

Risk Factors, page 37

2. We note your response to prior comment 14 and revised risk factor disclosure on page 46

regarding the real world use study of BT-001 that BTX and Steward Health Care Network formerly had planned to conduct in 2021 pursuant to a collaboration agreement. With a view to revised disclosure on page 184, please tell us whether this development negatively impacts your ability to optimize payer reimbursement coverage at or immediately following the time you hope to launch BT-001.

Key findings of the pilot study, page 163

3. We note the revised disclosure on pages 164 and 170 in response to prior comment 7. You state that while the pilot study of BT-001 was not designed as a head-to-head comparison of BT-001 to oral medications, the data from the pilot "compare favorably to historical published data." As it is unclear to what historical published data you refer, please identify the relevant research studies.

General

4. Please advise as to why you have deleted the Principal Stockholders of MCAD table that formerly appeared on page 150 of the registration statement. Refer to Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrei Sirabionian, Esq.